Mail Stop 3561

April 12, 2007

Phillip E. Koehnke, President
Action Fashions Ltd.
P.O. Box 235472
Encintas, CA 92024

> **Re: Action Fashions Ltd.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed March 9, 2007**
> **File No. 0-52413**
> **Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended**
> **December 31, 2006**
> **Filed March 9, 2007**
> **File No. 0-52413**

Dear Mr. Koehnke:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-SB

General

1. As requested in our letter dated February 22, 2007, please provide in writing, a statement from the company acknowledging the following:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

The Company, page 3

2. Please expand this section to describe the Asset Purchase Agreement that established your business. In this regard, indicate the material terms including the basis used for establishing the purchase price and whether it was an arms length transaction.

Merchandise/Product, page 3

3. Please expand this section to clearly describe the nature of your relationships with your suppliers providing any additional material details. For example, you reference "franchise." Do you have franchise agreements with your suppliers?

Business Strategy, page 5

4. We note your response to comment14 in our letter of February 22, 2006. Please revise the fourth sentence in the second paragraph to state that you believe your relationship with the school/studio gives you an advantage over your competitors because most sales outlets for dance and gymnastics apparel exist in larger sporting goods stores, department stores and a limited number of specialty athletic clothing stores.

5. Please discuss in further detail what your pre-packaged business model will consist of.

6. We note you refer to two part-time employees and no full time employees. The second caption at the top of page 6 refers to Mr. Koehnke as your sole employee. Please clarify.

Risk Factors, page 6

"Our planned growth together with our added obligations of being a public company…."

7. Please revise the above caption to state: Our planned growth, "if any," etc. Also revise the first sentence to state "If we grow" rather than "As we grow."

8. We note your response to comment 26 in our letter of February 22, 2006. Please eliminate, however, the mitigating language in the first clause of the first sentence in each of the first two paragraphs of the risk factor captioned "We require substantial capital requirements… ."

Management's Discussion and Analysis, page 10

Results of Operations

9. Please revise your results of operations to discuss the causes of material changes from period to period. In addition to discussing the change in net loss, please discuss your changes in sales and any material expense line item. Refer to Item 303(b) of Regulation S-B.

Financial Statements

10. Please be advised that for any material restatement of financial position and/or results of operations, you are required to label the restated columns in each of the statements "As Restated" and include a footnote describing the restatement. In addition, your independent accountants should provide an audit report that includes an explanatory paragraph identifying the restatement and that refers to the note in the financial statements that discusses the restatement in detail. Also, your independent accounts should consider whether the audit report should be dual dated. Please refer to Auditing Standards Codification Sections 508 and 420.

Notes to the Financial Statements

11. We have reviewed your response to prior comment 49 in our letter dated February 22, 2007. As requested in our prior letter, please revise your filing to disclose the types of expenses that you include in the cost of goods sold line item and the general and administrative line item.

Note 1. Summary of Accounting Policies

Note 3. Related Party Transactions

Employment Agreement

12. We have reviewed your response and the revisions made in response to prior comment 54 in our letter dated February 22, 2007. Since the 48 month zero interest convertible promissory note (promissory note) with Phillip E. Koehnke was entered into as security for the 48 month employment agreement where Mr. Koehnke is to be compensated at $10,000 a month, we believe that payments under the promissory note should be accrued when the related employment services are provided, unless there are specific stipulations in the agreements that state that Mr. Koehnke is entitled to and due the entire value of the promissory note regardless on whether he performs his duties under the employment agreement. If our understanding is correct, we would presume that current note payable in the amount of $275,000 as of March 31, 2006 and no prepaid

compensation line item should be recorded. If our understanding of your agreements is incorrect, please advise and explain your basis in accounting to us.

Exhibit 23.1

13. Please have your independent public accountants provide an updated consent through the date that keeping current procedures were performed. In addition, please ensure that the consent is revised to indicate that the consent relates to the Amended Registration Statement on Form 10-SB, and, to the extent that the audit report is dual dated, please ensure you revise the audit report date in the consent.

Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended December 31, 2006

14. Please address the comments above in your interim filings, as applicable.

Item 2. Management's Discussion And Analysis Or Plan Of Operations

Business Strategy

15. Please revise paragraphs 7 through 9 to delete references to

- "audited consolidated financial statements and related notes included in this registration statement";

- "the section "Risk Factors" set forth in this registration statement"; and

- "the forward-looking events discussed in this registration statement."

Item 3. Controls And Procedures

16. Please revise the third sentence to refer to your Chief Executive Officer/Chief Financial Officer in the singular, rather than in the plural to remove the implication that these are two separate persons.

Exhibit 31.1

17. It does not appear you addressed comment 68 in our letter of February 22, 2007. Accordingly, please revise to correct your certification. The wording should be exactly as specified in Item 601(b)(31) of Regulation S-B. Also refer to SEC Release 33-8238.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or James Allegretto, Senior Chief Accountant at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director